UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Information Required in Proxy Statement

Schedule 14a Information

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

PRIMO WATER CORPORATION
(Name of Registrant as Specified in Its Charter)

LEGION PARTNERS HOLDINGS, LLC

LEGION PARTNERS, L.P. I

LEGION PARTNERS, L.P. II

LEGION PARTNERS, LLC

LEGION PARTNERS ASSET MANAGEMENT, LLC

CHRISTOPHER S. KIPER

RAYMOND T. WHITE

TIMOTHY P. HASARA

HENRIK JELERT

DEREK R. LEWIS

LORI T. MARCUS

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

2023 ANNUAL AND SPECIAL MEETING OF SHAREOWNERS

OF

PRIMO WATER CORPORATION
___________________________

SUPPLEMENT DATED APRIL 6, 2023 TO THE PROXY STATEMENT

OF
LEGION PARTNERS HOLDINGS, LLC

DATED APRIL 3, 2023

___________________________

PLEASE SIGN, DATE AND MAIL THE WHITE UNIVERSAL PROXY CARD TODAY

Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), and the other participants in this solicitation (collectively, “Legion” or “we”) are significant shareowners of Primo Water Corporation, a corporation continued under the laws of the Province of Ontario (“Primo”, “PRMW” or the “Company”), who beneficially own, in the aggregate, 2,393,465 common shares, no par value per share (the “Common Stock”), of the Company, constituting approximately 1.5% of the outstanding shares of Common Stock.

We are sending this proxy statement supplement (the “Proxy Supplement”) in connection with the solicitation of proxies relating to the upcoming 2023 annual and special meeting of shareowners including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareowners held in lieu thereof) (the “Annual Meeting”). The Annual Meeting will be held in virtual format on Wednesday, May 3, 2023, at 8:00 a.m. (local time in Tampa), via a live audio webcast at www.virtualshareholdermeeting.com/PRMW2023, where you will be able to vote electronically and submit questions while the meeting is being held. Legion Partners Holdings filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on April 3, 2023 (the “Definitive Proxy Statement”). Defined terms used but not defined herein have the meanings ascribed to them in the Definitive Proxy Statement.

On page 39 of the Definitive Proxy Statement under the “VOTES REQUIRED FOR APPROVAL” section, the first paragraph is hereby amended and restated to read as follows:

Proposal 1: Election of Directors ─ According to the Company’s proxy statement, so long as the Nomination Notice is deemed valid by a court of competent jurisdiction through a final, non-appealable ruling, the election of directors to the Board at the Annual Meeting will remain contested and the ten (10) director nominees receiving the highest number of “FOR” votes will be elected as directors. Shareowners are permitted to vote for less than ten (10) or any combination (up to ten (10) total) of the Legion Nominees and the Company’s nominees on the WHITE universal proxy card. If you vote “FOR” less than ten (10) nominees in Proposal 1, when duly executed, your proxy card will be voted “FOR” the nominees you have so marked and default to a “WITHHOLD” vote with respect to any nominee left unmarked. If you vote “FOR” more than ten (10) nominees, all of your votes on Proposal 1 will be invalid and will not be counted. Abstentions, withhold votes and any broker non-votes will have no direct effect on the outcome of the election of directors.

Legion Partners Holdings strongly recommends that shareowners vote “for” the Legion Nominees – Timothy P. Hasara and Derek R. Lewis, and not to vote “for” the four Company nominees who we believe are most responsible for Primo’s underperformance - Jerry Fowden, Gregory Monahan, Billy D. Prim and Eric Rosenfeld.

If you need another copy of our Definitive Proxy Statement or this Proxy Supplement or if you have any difficulty following the registration process, please contact Saratoga Proxy Consulting LLC, which is assisting us with our effort to solicit proxies, at the address and toll-free number set forth on the back cover of this supplement.

This Proxy Supplement is dated April 6, 2023, and is first being mailed to shareowners of the Company on or about April 6, 2023. This Proxy Supplement should be read in conjunction with Legion Partners Holdings’ Definitive Proxy Statement filed with the SEC on, and first furnished to shareholders on or about, April 3, 2023.

THIS SOLICITATION IS BEING MADE BY LEGION AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

LEGION URGES YOU TO VOTE “FOR” THE LEGION NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE WHITE UNIVERSAL PROXY CARD TODAY. PLEASE SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE LEGION NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING ELECTRONICALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—

This Proxy Statement and our WHITE universal proxy card are available at

WWW.PURIFYTHEPRIMOBOARD.COM

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Legion’s proxy materials,

please contact:

Shareowners call toll-free at (888) 368-0379

Email: info@saratogaproxy.com